Prospectus Supplement	Filed pursuant to Rule 424(b)(3)
to Prospectus dated September 9, 2005	File No. 333-127489

AUXILIUM PHARMACEUTICALS, INC.

This document supplements the prospectus dated September 9, 2005, relating to the resale by the selling stockholders identified in the prospectus of 10,303,483 shares of common stock, 8,242,796 of which are outstanding and 2,060,687 of which may be issued as the result of the exercise of warrants held by selling shareholders. This prospectus supplement is incorporated by reference into the prospectus. Shares of our common stock are quoted on the Nasdaq National Market under the symbol “AUXL.” The last reported sale price of our common stock on May 2, 2006, as reported on the Nasdaq National Market, was $7.10 per share. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

This supplement amends the table under the heading “Selling Stockholders” as found on page 31 of the prospectus to reflect the following transfers:

•	ProMed Offshore Fund II, Ltd. and affiliated entities transferred warrants exercisable for an aggregate of 38,255 shares of common stock to Crestview Capital Master, LLC.

•	ProMed Offshore Fund II, Ltd. and affiliated entities transferred warrants exercisable for an aggregate of 38,254 shares of common stock to Vision Opportunity Master Fund, Ltd.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS DATED AUGUST 12, 2005 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2006

The information in the following table is presented as of April 28, 2006 and supersedes the information regarding ProMed Offshore Fund II, Ltd. and affiliated entities in the table under the heading “Selling Stockholders” as found on page 31 of the prospectus.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Number of Warrant Shares Being Offered (1)	Shares of Common Stock Beneficially Owned After Offering (2)
Name of Selling Stockholder	Number	Percentage			Number	Percentage
ProMed Offshore Fund II, Ltd. and affiliated entities (13)(24)	487,554	1.7%	306,054	0	105,000	*

(13)	Includes 307,741 shares of common stock and 57,297 shares of common stock underlying warrants that are currently exercisable held by ProMed Offshore Fund II, Ltd.; 12,048 shares of common stock and 2,249 shares of common stock underlying warrants that are currently exercisable held by ProMed Offshore Fund, Ltd.; 71,731 shares of common stock and 13,332 shares of common stock underlying warrants that are currently exercisable held by ProMed Partners, L.P.; and 19,525 shares of common stock and 3,631 shares of common stock underlying warrants that are currently exercisable held by ProMed Partners II, L.P. Of the total shares being offered, 229,191 shares of common stock and 57,297 shares of common stock underlying warrants are being offered by ProMed Offshore Fund II, Ltd.; 8,998 shares of common stock and 2,249 shares of common stock underlying warrants are being offered by ProMed Offshore Fund, Ltd.; 53,331 shares of common stock and 13,332 shares of common stock underlying warrants are being offered by ProMed Partners, L.P.; and 14,525 shares of common stock and 3,631 shares of common stock underlying warrants are being offered by ProMed Partners II, L.P. Barry Kurokawa and David Musket, as portfolio co-managers, have voting and investment control over the securities held by ProMed Offshore Fund II, Ltd., Offshore Fund, Ltd., ProMed Partners, L.P., and ProMed Partners II, L.P. Mr. Musket is a principal of Musket Research Associates, Inc., a registered broker/dealer. Mr. Kurokawa is a registered representative of Musket Research Associates, Inc. See footnote 24.

(24)	Selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (a) did not acquire its shares being offered in the ordinary course of business or (b) had any agreement or understanding, directly or indirectly, with any person to distribute the securities. To our knowledge, no selling stockholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

The following table set forth information regarding the selling stockholders listed below as of April 28, 2006. The selling stockholders, which acquired the securities referenced below from entities affiliated with ProMed Offshore Fund II, have not held any position or office with us or any of our predecessors or affiliates within the last three years or had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of ownership of our shares or other securities. The information in the following table supplements the information in the table under the heading “Selling Stockholders” in the prospectus in order to reflect the additions of Crestview Capital Master, LLC and Vision Opportunity Master Fund, Ltd. in such table.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Number of Warrant Shares Being Offered(1)	Shares of Common Stock Beneficially Owned After Offering(2)
Name of Selling Stockholder	Number	Percentage			Number	Percentage
Crestview Capital Master, LLC (27)(24)	—	—	0	38,255	—	—
Vision Opportunity Master Fund, Ltd. (28)	—	—	0	38,224	—	—

(27)	Includes 38,255 shares of common stock underlying warrants that are currently exercisable. Such warrants were acquired from ProMed Offshore Fund II, Ltd. and affiliated entities and are reported herein as beneficially owned by ProMed Offshore Fund II, Ltd. and affiliated entities prior to this offering. Crestview Capital Partners, LLC, or CCP, is the sole managing member of Crestview Capital Master, LLC, or CCM, and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and has informed us that the securities were acquired to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities. See footnote 24.

(28)	Includes 38,254 shares of common stock underlying warrants that are currently exercisable. Such warrants were acquired from ProMed Offshore Fund II, Ltd. and affiliated entities and are reported herein as beneficially owned by ProMed Offshore Fund II, Ltd. and affiliated entities prior to this offering. The manager of Vision Opportunity Master Fund, Ltd. is Adam Benowitz. Adam Benowitz has sole voting and investment control over the securities held by Vision Opportunity Master Fund, Ltd. and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.